Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

December 16, 2015

Excerpt of Transcript of Remarks by Mikael Dolsten, President, Worldwide Research & Development at Pfizer Inc., at the Guggenheim Boston Healthcare Conference held on December 15, 2015, posted December 16, 2015

Alan Schwartz — Guggenheim Partners — Executive Chairman

That’s great. So you and I talked a lot, moving to the future, when we were looking at the opportunity between Allergan and Pfizer coming together. We talked about the differentiation in the way that research can approach different parts of the therapeutic areas, right? And so you’ve outlined a lot of potential big breakthroughs for unmet needs.

Allergan has a portfolio of things where there are line extensions or modest improvements in a lot of areas, because their needs are mostly met and that created the open science model — so two quick things on that. Brent has talked about open science in his areas and part of that is the portfolio and we’ll talk about that in a second. Is open science becoming the way of all of these areas?

Mikael Dolsten — Pfizer, Inc. — President, Worldwide Research and Development

So I think Allergan has done a really nice job being — using open science to augment their portfolio, and I do have some science through the legacy Allergan, particularly in ophthalmology and derm/aesthetics. And a potential combination of these two companies would create a much more growth profile in the innovative space over a large number of really important therapeutic areas and are some really nice where you also the pipeline can combine. You can see that they have newer science assets — Vraylar rapastinel that would combine with some of the efforts we have in Parkinson, Alzheimer, and also schizophrenia to more of an end to end portfolio.

They have done nice work in IBS with Linzess and Viberzi that combines with what we are trying to do in IBD — and I could go on like that. So there is a lot of things that actually could fit together and be beneficial. When you then think about the open science we have actually been ourselves on a journey of internal and open science. We have worked when it comes to the early phase of starting up new drug areas with 25 academic hospitals — medical center in a complete open science environment in immuno-oncology we have added a lot of biotech collaboration, like Cellectis in CAR-T. iTeos is a Belgian biotech company — a [IDO] inhibitor. Recently we made a deal with Heptares for design of small molecules. We have worked with Stemcentrx for antibody drug conjugates. Merck Serono for avelumab. We worked with Eli Lilly on tanezumab.

So we have been ourselves quite intrigued open science to allow you to diversify your portfolio. Share risk, access new IDs. We have approached it from a position that our internal technology and science often act as a magnet. Many companies that work with us find that one plus one becomes three because we can use our experience and technological powerhouse to augment and accelerate. So I do think we will — pending close of a potential combination can benefit from their creative business dealmaking and I think —

Alan Schwartz — Guggenheim Partners — Executive Chairman

But the key is this is part of a journey you’ve already been on, right?

Mikael Dolsten — Pfizer, Inc. — President, Worldwide Research and Development

Absolutely.

Alan Schwartz — Guggenheim Partners — Executive Chairman

And would you say to close up in the future that we are going to see much more of this where they are is really diverse out there in the world and that if you are a company that really understands where science is going and you have great ability to take things through the regulatory process and get them into market and get them distributed on a worldwide basis that that’s the power of the Company — besides developing its own compounds it’s going to be the future of research.

Mikael Dolsten — Pfizer, Inc. — President, Worldwide Research and Development

Absolutely. I firmly believe that the network on the system is where we need to be. Even with the smarter scientists and we have many of them with a great culture we can only touch a part of the innovative ecosystem so we love to combine that with a more open science, working with biotech — specialized pharma patient foundation — I think that’s the future to come. When you have internal skills, I think it helps your decision-making. It helps you to accelerate things. It helps you to do the combinations and that’s how we are trying to play and be successful in the future to come.

Pfizer Inc. Tweets (@pfizer), December 16, 2015

Foreign companies have a competitive advantage doing business in the US http://bit.ly/1k08l4D

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.